Exhibit 99.1

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR

THE THIRD QUARTER OF THE 2020 FISCAL YEAR THAT ENDED ON SEPTEMBER 30, 2020

Buenos Aires, Argentina, November 24, 2020 – Grupo Financiero Galicia S.A. (BYMA /NASDAQ: GGAL) announced its financial results for the third quarter of the 2020 fiscal year (the “Quarter”), which ended on September 30, 2020.

Beginning with the fiscal year that started on January 1, 2020, Grupo Financiero Galicia S.A. (“GFG” or “Grupo Financiero Galicia”) has applied the restatement criteria established by IAS 29 “Financial Information in Hyperinflationary Economies”, and the expected credit loss model, in accordance with Communication “A” 6847 of the Argentine Central Bank, which includes item 5.5 “Impairment” of IFRS 9 “Financial Instruments”. For comparative purposes, the information corresponding to the 2019 fiscal year was adjusted in accordance with the abovementioned standards and restated in constant currency, except as otherwise noted.

HIGHLIGHTS

➢

Comprehensive income attributable to Grupo Financiero Galicia for the Quarter reached Ps.4,835 million, 136% higher than the Ps.2,051 million recorded in the same quarter of the 2019 fiscal year. Net income attributable to Grupo Financiero Galicia amounted to Ps.5,450 million, 99% higher than the Ps.2,744 million recorded in the third quarter of the prior fiscal year. Net profit per share for the Quarter amounted to Ps.3.82, as compared to the Ps.1.92 per share recorded for the same quarter of the 2019 fiscal year.

➢

The results of the Quarter were mainly attributable to the income derived from GFG’s interests in Banco de Galicia y Buenos Aires S.A.U. (“Banco Galicia” or the “Bank”), for Ps.4,476 million, Galicia Administradora de Fondos S.A. (“GAF”), for Ps.344 million, Tarjetas Regionales S.A. (“Tarjetas Regionales”), for Ps.295 million, and in Sudamericana Holding S.A. (“Sudamericana Holdings”), for Ps.273 million. These results were increased by a net operating income of Ps.124 million and partially offset by personnel and administrative expenses of Ps.45 million and losses from the net monetary position in the amount of Ps.133 million.

➢

The Bank’s market share of loans to the private sector was 12.72%, increasing 131 basis points (“bp”) as compared to September 30, 2019. Market share for deposits from the private sector was 10.13%, approximately equivalent to the figure that was recorded as of the end of the third quarter of the prior fiscal year.

➢

As of the end of the Quarter, the minimum capital requirement amounted to Ps.49,973 million, increasing Ps.13,068 million (35%), and computable capital was Ps.141,035 million, increasing Ps.67,578 million (92%), in each case as compared to the figures recorded in the third quarter of the 2019 fiscal year. The excess of computable capital over the minimum capital requirement amounted to Ps.91,062 million, and the total capital ratio was 23.09%.

Conference Call:

November 25, 2020, 9:00 am Eastern Time

Call-in number: +1 323-289-6576

Conference ID: 5432410

1

For more information, contact:

Bruno Folino - CFO

Pablo Firvida - IRO Tel.: (5411) 6329-4881

inversores@gfgsa.com

www.gfgsa.com

2

CONSOLIDATED INFORMATION

Consolidated Financial Statement		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 3Q20	vs 2Q19
Financial Information
Assets	948,631	961,352	927,875	(1)	2
Net loans and other financing	458,793	460,268	463,081	-	(1)
Deposits	614,983	635,449	519,153	(3)	18
Shareholders’ equity attributable to GFG	154,944	151,809	134,494	2	15
Shares outstanding (in thousands of shares) (1)	1,426,765	1,426,765	1,426,765	-	-
Book value per share (in pesos)	108.58	106.38	94.25	220	1,433
Net income attributable to GFG	5,450	6,065	2,744	(10)	99
Net income per share (in pesos)	3.82	4.25	1.92	(43)	190

(1) 10 ordinary shares = 1 ADS.

Selected Ratios		2020	2019		Variation (bp)
Percentages, except otherwise noted	3Q	2Q	3Q	vs 2Q20	vs 3Q19
Return (1) on average assets (2)	2.30	2.72	1.17	(42)	113
Return (1) on average shareholders´ equity (2)	14.02	16.45	8.10	(243)	592
Financial Margin (2) (3)	18.09	20.22	14.16	(213)	393
Efficiency ratio (4)	49.08	41.94	51.65	714	(257)
Total capital ratio (5)	23.93	20.04	16.48	389	745
Non-performing loans / Loans to private sector	2.72	3.34	4.93	(62)	(221)
Allowance for loan losses / Loans to private sector	7.33	7.16	6.47	17	86
Allowance for loan losses / Non-accrual loans	269.72	214.66	131.35	5,506	13,837
Non-accrual portfolio with guarantees to non-accrual portfolio	18.90	20.80	12.11	(190)	679
Cost of Risk (6)	4.83	10.65	7.13	(582)	(230)

(1) Net income attributable to GFG.

(2) Annualized.

(3) Net interest income, plus net result from financial instruments, plus foreign currency quotation differences, plus insurance premiums earned, plus certain items included in other operating income and expenses, divided by the average balance of interest-earning assets.

(4) Personnel expenses, plus administrative expenses, plus depreciation and devaluations of assets, divided by net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income, plus the result from the net monetary position.

(5) Banco Galicia consolidated with Tarjetas Regionales.

(6) Includes provisions for unused balances of overdrafts and credit cards.

Market Indicators		2020	2019	Variation
In pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q20	vs 3Q19
Market price					(bp)
Shares – BYMA	105.90	103.20	81.55	270	2,435
ADS – NASDAQ (in US$)	7.24	9.70	13.00	(246)	(576)
Price BYMA / book value	0.98	0.97	0.87	1	11
Average daily volume (in thousands of shares)					(%)
BYMA	3,264	3,496	1,907	(7)	71
NASDAQ (1)	14,643	18,404	24,279	(20)	(40)
Market share (%)					(bp)
Banco Galicia
Loans to the private sector	12.72	12.92	11.41	(20)	131
Deposits from the private sector	10.13	10.44	10.13	(31)	-
Galicia Administradora de Fondos S.A.	10.61	11.11	10.66	(50)	(5)

(1) Expressed in equivalent shares: 10 ordinary shares = 1 ADS.

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GRUPO FINANCIERO GALICIA

RESULTS FOR THE QUARTER

Income Statement		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q20	vs 3Q19
Results from Equity Investments	5,538	6,135	2,720	(10)	104
Banco de Galicia y Buenos Aires S.A.U.	4,476	5,202	2,816	(14)	59
Tarjetas Regionales S.A.	295	20	(207)	1,375	243
Galicia Administradora de Fondos S.A.	344	319	71	8	385
Sudamericana Holding S.A.	273	392	60	(30)	355
Other subsidiaries	150	202	(20)	(26)	850
Net operating income	124	84	190	48	(35)
Administrative expenses	(45)	(70)	(77)	(36)	(42)
Other operating income and expenses	(4)	(1)	(2)	300	100
Results from the net monetary position	(133)	(67)	(59)	99	125
Income tax	(30)	(16)	(28)	88	7
Net income attributable to GFG	5,450	6,065	2,744	(10)	99
Other comprehensive income	(615)	1,966	(693)	(131)	11
Comprehensive income attributable to GFG	4,835	8,031	2,051	(40)	136

Net income attributable to GFG for the Quarter amounted to Ps.5,450 million, which represented a 2.30% annualized return on average assets and a 14.02% return on average shareholders’ equity.

The abovementioned result was mainly attributable to profits realized from GFG’s interests in Banco Galicia, for Ps.4,476 million, GAF, for Ps.344 million, Tarjetas Regionales, for Ps.295 million, and in Sudamericana Holding, for Ps.273 million.

SELECTED FINANCIAL INFORMATION – CONSOLIDATED

Balance Sheet		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q20	vs 3Q19
Assets
Cash and due from banks	142,896	136,540	151,178	5	(5)
Debt securities	182,384	167,725	78,079	9	134
Net loans and other financing	458,793	460,268	463,081	-	(1)
Other financial assets	98,613	129,884	172,407	(24)	(43)
Equity investments in subsidiaries, associates and joint businesses	45	3	-	1,400	N/A
Property, bank premises, equipment	39,589	39,930	40,740	(1)	(3)
Intangible assets	13,083	13,219	11,049	(1)	18
Other assets	13,178	13,732	11,118	(4)	19
Assets available for sale	50	51	223	(2)	(78)
Total assets	948,631	961,352	927,875	(1)	2
Liabilities
Deposits	614,983	635,449	519,153	(3)	18
Financing from financial entities	9,497	11,844	37,341	(20)	(75)
Other financial liabilities	78,084	72,427	130,870	8	(40)
Notes	17,706	17,049	36,562	4	(52)
Subordinated notes	19,199	19,635	19,940	(2)	(4)
Other liabilities	50,503	49,484	46,157	2	9
Total liabilities	789,972	805,888	790,023	(2)	-
Shareholders’ equity attributable to third parties	3,715	3,655	3,358	2	11
Shareholders’ equity attributable to GFG	154,944	151,809	134,494	2	15
Total shareholder’s equity	158,659	155,464	137,852	2	15

4

Income Statement		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q20	vs 3Q19
Net interest income	13,614	21,185	12,107	(36)	12
Interest income	34,144	37,708	42,179	(9)	(19)
Interest related expenses	(20,530)	(16,523)	(30,072)	24	(32)
Net fee income	8,729	8,021	8,253	9	6
Fee income	10,954	10,064	10,602	9	3
Fee related expenses	(2,225)	(2,043)	(2,349)	9	(5)
Net results from financial instruments	16,520	14,627	19,789	13	(17)
Gold and foreign currency quotation differences	2,375	1,025	2,659	132	(11)
Other operating income	4,686	5,939	4,800	(21)	(2)
Underwriting income from insurance business	1,279	1,282	1,076	-	19
Loan loss provisions	(5,668)	(5,816)	(8,251)	(3)	(31)
Net operating income	41,535	46,263	40,433	(10)	3
Personnel expenses	(7,420)	(6,968)	(7,340)	6	1
Administrative expenses	(7,062)	(7,391)	(6,876)	(4)	3
Depreciations and devaluations of assets	(1,819)	(1,754)	(1,429)	4	27
Other operating expenses	(7,601)	(15,327)	(8,272)	(50)	(8)
Operating income	17,633	14,823	16,516	19	7
Results from the net monetary position	(6,792)	(4,461)	(10,348)	52	(34)
Income tax	(5,330)	(4,293)	(3,466)	24	54
Net income	5,511	6,069	2,702	(9)	104
Net income attributable to third parties	61	4	(42)	1,425	245
Net income attributable to GFG	5,450	6,065	2,744	(10)	99
Other comprehensive income(1)	(615)	1,966	(693)	(131)	11
Total comprehensive income	4,896	8,035	2,009	(39)	144
Comprehensive income attributable to third parties	61	4	(42)	1,425	245
Comprehensive income attributable to GFG	4,835	8,031	2,051	(40)	136
(1) Net of income tax.

Additional Information		2020			2019
	3Q	2Q	1Q	4Q	3Q
Employees	9,408	9,516	9,549	9,718	9,824
Banco Galicia	5,842	5,971	6,040	6,118	6,247
Tarjetas Regionales	3,110	3,099	3,075	3,151	3,161
Galicia Administradora de Fondos	25	25	27	27	29
Sudamericana Holding	385	376	376	395	375
Other subsidiaries	46	45	31	27	12
Branches and other points of sales	510	511	517	528	545
Banco Galicia	326	326	326	326	325
Tarjetas Regionales S.A.	184	185	191	202	220
Deposit Accounts at Banco Galicia (in thousands)	6,148	5,812	5,427	5,279	5,140
Credit Cards (in thousands)	13,490	13,472	13,428	13,544	13,852
Banco Galicia	5,009	5,096	5,032	4,986	5,191
Tarjetas Regionales S.A.	8,481	8,376	8,396	8,558	8,661
GAF’ assets under management (millions of pesos)	182,686	165,376	138,774	99,970	94,573
Inflation, exchange rate and interest rates
Consumer price index(1)	346.6207	321.9738	305.5515	283.4442	253.7102
Consumer price index(1) (%)	7.65	5.37	7.80	11.72	12.49
Wholesale price index (IPIM) (%)	11.76	2.69	3.62	13.22	15.94
Acquisition value unit (UVA)	58.52	55.06	51.62	47.16	41.26
Exchange rate (Ps./US$)(2)	76.18	70.46	64.47	59.90	57.56
Badlar (%, quarterly averages)(3)	29.64	24.42	33.25	48.06	54.67
(1)	Consumer price index published by the Argentine National Institute of Statistics (INDEC)
(2)	Reference exchange rate in accordance to Communiqué “A” 3500 from the Argentine Central Bank as of the last working day of the Quarter.
(3)	Private banks’ 30-day time deposits rate for amounts over Ps.1 million.

5

BANCO GALICIA

HIGHLIGHTS

➢

Net income for the Quarter amounted to Ps.4,476 million, Ps.1,660 million (59%) higher than the figure recorded for the same quarter of the 2019 fiscal year mainly due to an Ps.896 million (10%) increase in net interest income and Ps.1,236 million (19%) decrease in loan loss provisions.

➢

Net operating income for the Quarter amounted to Ps.31,460 million, Ps.408 million lower than the Ps.31,868 million recorded in the third quarter of the 2019 fiscal year mainly as a consequence of a decrease in net income from financial instruments, which was partially offset by the growth in net interest income.

➢

The credit exposure to the private sector reached Ps.445,382 million for the Quarter, down 2% from Ps.454,324 million recorded in the third quarter of the 2019 fiscal year, and deposits reached Ps.616,451 million, up 18% from the Ps.522,998 million recorded during the same period. As of September 30, 2020, the Bank’s estimated market share of loans to the private sector was 12.72% while its estimated market share of deposits from the private sector was 10.13%.

➢

The non-accrual loan portfolio represented 2.20% of total financing to the private sector, representing a decrease of 152 bp from the 3.72% recorded at the end of the same quarter of the prior fiscal year, while coverage with allowances for loan losses reached 301.52%.

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RESULTS FOR THE QUARTER

Income Statement		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q20	vs 3Q19
Net interest income	10,116	17,784	9,220	(43)	10
Net fee income	4,989	5,106	4,199	(2)	19
Net results from financial instruments	15,574	13,896	18,861	12	(17)
Gold and foreign currency quotation differences	2,254	930	2,384	142	(5)
Other operating income	3,676	4,364	3,589	(16)	2
Loan-loss provisions	(5,149)	(4,773)	(6,385)	8	(19)
Net operating income	31,460	37,307	31,868	(16)	(1)
Personnel expenses	(5,346)	(4,963)	(5,383)	8	(1)
Administrative expenses	(4,569)	(5,225)	(4,635)	(13)	(1)
Depreciations and devaluations of assets	(1,336)	(1,302)	(1,030)	3	30
Other operating expenses	(5,982)	(13,473)	(7,083)	(56)	(16)
Operating income	14,227	12,344	13,737	15	4
Results from the net monetary position	(5,232)	(3,406)	(8,010)	54	(35)
Results from associates and joint businesses	33	68	29	(51)	14
Income tax	(4,552)	(3,804)	(2,940)	20	55
Net Income	4,476	5,202	2,816	(14)	59
Other comprehensive income (loss)	(626)	1,930	(641)	(132)	2
Total comprehensive income	3,850	7,132	2,175	(46)	77

Profitability and Efficiency		2020	2019	Variation ( bp)
Percentages, except otherwise noted	3Q	2Q	3Q	vs 2Q20	vs 3Q19
Return (1) on average assets	2.00	2.46	1.22	(46)	78
Return (1) on average shareholders’ equity	13.68	16.77	9.71	(309)	397
Financial margin(1)(2)	16.98	20.26	13.57	(328)	341
Efficiency ratio (3)	44.09	36.79	55.95	730	(1,186)

(1)	Annualized.
(2)

Net interest income, plus net result from financial instruments, plus foreign currency quotation differences, plus certain items included in other operating income, divided by average interest-earning assets.

(3)

Personnel expenses plus administrative expenses plus depreciation and devaluations of assets, divided by net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income, plus the result from the net monetary position.

During the Quarter, net income attributable to Banco Galicia amounted to Ps.4,476 million, Ps.1,660 million (59%) higher than the Ps.2,816 million recorded for the same quarter of the previous fiscal year. This result was primarily a consequence of a Ps2,778 million (35%) decrease in results from the net monetary position, Ps.1,236 million (19%) lower loan loss provisions, an Ps.896 million (10%) higher net interest income and a Ps.790 million (19%)higher net fee income, offset by a Ps.3,287 million (17%) lower net income from financial instruments.

7

Net Interest Income		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q20	vs 3Q19
Interest income	29,899	33,185	36,246	(10)	(18)
Private sector securities	-	-	36	-	(100)
Public Sector securities (1)	864	1,792	1,255	(52)	(31)
Loans and other financing	27,138	29,576	29,466	(8)	(8)
Financial sector	495	914	988	(46)	(50)
Non-financial private sector	26,643	28,662	28,478	(7)	(6)
Overdrafts	1,903	3,358	4,629	(43)	(59)
Promissory notes	11,049	11,267	6,176	(2)	79
Mortgage notes	2,542	2,950	3,286	(14)	(23)
Pledge loans	316	184	338	72	(7)
Personal loans	3,590	3,795	3,595	(5)	-
Credit-card loans	5,654	5,698	8,121	(1)	(30)
Financial leases	89	92	210	(3)	(58)
Pre-financing and financing of exports	734	964	2,001	(24)	(63)
Other	766	354	122	116	528
Repurchase agreement transactions	1,897	1,817	5,489	4	(65)
Interest expenses	(19,783)	(15,401)	(27,026)	28	(27)
Deposits from the non-financial private sector	(19,118)	(14,091)	(23,883)	36	(20)
Saving accounts	(2,979)	(2,329)	(3,240)	28	(8)
Time deposits and term investments	(14,729)	(11,619)	(20,495)	27	(28)
Other	(1,410)	(143)	(148)	886	853
Financing from financial institutions	(133)	(149)	(516)	(11)	(74)
Repurchase agreement transactions	(10)	(18)	(114)	(44)	(91)
Other interest-bearing liabilities	(350)	(206)	(475)	70	(26)
Notes	(172)	(937)	(2,038)	(82)	(92)
Net interest income	10,116	17,784	9,220	(43)	10

Net interest income for the Quarter amounted to Ps.10,116 million, representing an Ps.896 million (10%) increase as compared to the Ps.9,220 million profit recorded for the same quarter of the 2019 fiscal year.

Interest income for the Quarter reached Ps.29,899 million, down 18% from the Ps.36,246 million recorded in the same quarter of the 2019 fiscal year. This decrease was primarily a consequence of lower interests realized in repurchase agreement transactions, for Ps.3,592 million (65%), on overdrafts, for Ps.2,726 million (59%), and on credit cards, for Ps.2,467 million (30%), and which was offset by higher interests realized on promissory notes, for Ps.4,873 million (79%).

Interest expenses amounted to Ps.19,783 million, down 27% from the same quarter of the 2019 fiscal year mainly due to lower interest realized on time deposits and term investments (for Ps.5,766 million or 28%).

8

Yield and Rates(1)				2020		2019			Variation (%/bp)
Average balances: in millions of pesos		3Q		2Q		3Q		vs 2Q20		vs 3Q19
Yields and rates: annualized nominal %	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.
In pesos	551,160	31.32	505,906	33.87	405,617	50.14	9	(255)	36	(1,882)
Government securities	186,432	34.90	137,289	38.90	135,493	55.41	36	(400)	38	(2,051)
Loans	321,033	30.23	318,669	33.49	226,997	46.17	1	(326)	41	(1,594)
Other interest-earning assets	43,695	24.10	49,948	22.52	43,127	54.49	(13)	158	1	(3,039)
In foreign currency	56,319	5.82	81,005	11.41	179,700	2.66	(30)	(559)	(69)	316
Government securities	179	(487.15)	5,877	60.30	17,949	(37.39)	(97)	(54,745)	(99)	(44,976)
Loans	54,429	7.45	73,352	7.47	159,600	7.09	(26)	(2)	(66)	36
Other interest-earning assets	1,711	5.38	1,776	12.39	2,151	7.85	(4)	(701)	(20)	(247)
Interest-earning assets	607,479	28.96	586,911	30.77	585,317	35.56	4	(181)	4	(660)
In pesos	361,961	20.99	340,066	16.57	256,080	38.81	6	442	41	(1,782)
Saving accounts	157,599	9.47	151,589	6.38	78,873	17.07	4	309	100	(760)
Time deposits	200,396	30.12	178,378	24.88	159,527	51.22	12	524	26	(2,110)
Debt securities	1,595	9.03	6,306	27.40	13,443	12.36	(75)	(1,837)	(88)	(333)
Other interest-bearing liabilities	2,371	22.61	3,793	14.97	4,237	60.05	(37)	764	(44)	(3,744)
In foreign currency	156,123	1.54	162,463	2.04	259,509	1.78	(4)	(50)	(40)	(24)
Saving accounts	89,660	-	90,353	-	164,405	0.00	(1)	-	(45)	-
Time deposits	32,666	1.46	32,847	1.55	36,341	0.98	(1)	(9)	(10)	48
Debt securities	25,611	5.89	25,932	7.74	28,952	8.24	(1)	(185)	(12)	(235)
Other interest-bearing liabilities	8,186	5.08	13,331	5.94	29,811	6.29	(39)	(86)	(73)	(121)
Interest-bearing liabilities	518,084	15.13	502,529	11.87	515,589	20.17	3	326	-	(504)

(1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator

The average interest-earning assets amounted to Ps.607,479 million, increasing Ps.22,162 million (4%) as compared to the figure recorded for the third quarter of the previous fiscal year primarily as a consequence of the Ps.94,036 million (41%) increase in the average peso-denominated loan portfolio and the increase of Ps.50,939 million (38%) in the average portfolio of peso-denominated government securities. The foregoing increases were partially offset by a decrease in the average volume of dollar-denominated loans, for Ps.105,171 million (66%), and in dollar-denominated government securities, for Ps.17,770 million (99%).

Average interest-bearing liabilities reached Ps.518,084 million, increasing Ps.2,495 million during the same period primarily due to an increase in the average balance of peso-denominated time deposits, for Ps.40,869 million (26%), and offset by a decrease in dollar-denominated saving accounts, for Ps.74,745 million (45%).

The average yield on interest-earning assets for the Quarter was 28.96%, representing a 660 bp decrease as compared to the figure recorded for the same quarter of the prior fiscal year mainly due to decreases of 44,976 bp in the average yield on dollar-denominated government securities, 3,039 bp on other interest-earning assets in pesos and of 2,051 bp on peso-denominated government securities. Likewise, the average cost of interest-bearing liabilities was 15.13%, representing a 504 bp decrease as compared to the third quarter of the prior fiscal year that was mainly due to a 3,744 bp decrease in the average interest rate on other interest-bearing liabilities in pesos and a 2,110 bp decrease in the interest rate on peso-denominated time deposits.

9

Net Fee Income		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q20	vs 3Q19
Credit cards	2,976	2,838	2,202	5	35
Deposit accounts	1,011	1,122	1,102	(10)	(8)
Insurance	315	310	265	2	19
Financial fees	43	70	86	(39)	(50)
Credit-related fees	159	131	34	21	368
Foreign trade	501	409	546	22	(8)
Collections	407	415	402	(2)	1
Utility-Bills collection services	506	398	537	27	(6)
Mutual Funds	113	213	263	(47)	(57)
Other	469	535	447	(12)	5
Total fee income	6,500	6,441	5,884	1	10
Total expenditures	(1,511)	(1,335)	(1,685)	13	(10)
Net fee income	4,989	5,106	4,199	(2)	19

Net fee income amounted to Ps.4,989 million, up 19% from the Ps.4,199 million recorded in the third quarter of the previous fiscal year. The increase in fees which stood out were those related to credit cards (for Ps.774 million or 35%).

Net Income from Financial Instruments		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q20	vs 3Q19
Government securities	15,034	13,031	16,141	15	(7)
Argentine Central Bank	13,098	9,662	19,405	36	(33)
Other	1,936	3,369	(3,264)	(43)	159
Private sector securities	140	529	277	(74)	(49)
Derivative financial instruments	400	336	2,442	19	(84)
Forward transactions	399	339	2,474	18	(84)
Interest-rate swaps	1	(3)	(32)	133	103
Results from other financial assets/liabilities	-	-	1	-	(100)
Net income from financial instruments	15,574	13,896	18,861	12	(17)

Net income from financial instruments for the Quarter amounted to Ps.15,574 million, down Ps.3,287 million from the Ps.18,861 million recorded in the same quarter of the 2019 fiscal year primarily as a consequence of a Ps.6,307 million (33%) decrease in results from instruments issued by the Argentine Central Bank (Leliq) (which was due to lower holdings and yields), and of a Ps.2,042 million (84%) decrease from derivative financial instruments, offset by higher results from government securities, for Ps.5,200 million (159%).

During the Quarter, a Ps.2,254 million profit from gold and foreign currency quotation differences was recorded, as compared to a Ps.2,384 million profit recorded from the same quarter of the 2019 fiscal year. This result includes a Ps.1,831 million gain from foreign-currency trading.

Other Operating Income		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q20	vs 3Q19
Other financial income(1)(2)	363	(588)	1,073	162	(66)
Fees from bundles of products(1)	1,375	1,491	1,257	(8)	9
Rental of safe deposit boxes(1)	287	299	221	(4)	30
Other fee income(1)	175	142	265	23	(34)
Other adjustments and interest on miscellaneous receivables	1,215	1,294	539	(6)	125
Other	261	1,726	234	(85)	12
Total other operating income	3,676	4,364	3,589	(16)	2

(1) Item included for calculating the efficiency ratio.

(2) Item included for calculating the financial margin.

10

Other operating income for the Quarter reached Ps.3,676 million, increasing Ps.87 million (2%) from the Ps.3,589 million profit recorded in the third quarter of the 2019 fiscal year.

Provisions for loan losses for the Quarter amounted to Ps.5,149 million, Ps.1,236 million (19%) lower than the figure recorded in the same quarter of the prior fiscal year.

Personnel expenses amounted to Ps.5,346 million, decreasing 1% from the figure recorded for the same quarter of the 2019 fiscal year mainly due to a 6% decrease in staff, which was offset by salary increase agreements with the union which were above inflation.

Administrative Expenses		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q20	vs 3Q19
Fees and compensations for services	437	505	380	(13)	15
Fees to directors and syndics	13	12	13	8	-
Publicity, promotion and research expenses	196	147	303	33	(35)
Taxes	795	1,350	964	(41)	(18)
Maintenance and repairment of goods and IT	1,076	1,198	553	(10)	95
Electricity and communications	372	419	378	(11)	(2)
Stationery and office supplies	33	140	85	(76)	(61)
Hired administrative services	657	729	439	(10)	50
Security	158	158	143	-	10
Insurance	50	52	32	(4)	56
Other	782	515	1,345	52	(42)
Total administrative expenses	4,569	5,225	4,635	(13)	(1)

Administrative expenses for the Quarter totaled Ps.4,569 million, down 1% as compared to the third quarter of the 2019 fiscal year and primarily as a consequence of decreases of Ps.563 million (42%) in other expenses (mainly related to cash transportation), Ps.169 million (18%) in taxes and of Ps.107 million (35%) in publicity promotion and research expenses, all of which were offset by a Ps.523 million (95%) increase in maintenance and repairment of goods and IT.

Depreciation and devaluation of assets amounted to Ps 1,336 million, up 30% from the third quarter of the 2019 fiscal year. This loss includes Ps.190 million from financial leases.

Other Operating Expenses		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q20	vs 3Q19
Contribution to the Deposit Insurance Fund(1)(2)	259	236	272	10	(5)
Other financial expenses(1)(2)	(5)	176	818	(103)	(101)
Turnover tax	2,995	3,211	3,057	(7)	(2)
On financial income(1)(2)	2,059	2,189	2,215	(6)	(7)
On fees(1)	827	903	739	(8)	12
On other items	109	119	103	(8)	6
Other fee-related expenses(1)	1,245	1,247	1,561	-	(20)
Other provisions	1,231	7,874	1,052	(84)	17
Claims	94	63	92	49	2
Other	163	666	231	(76)	(29)
Total other operating expenses	5,982	13,473	7,083	(56)	(16)
(1)	Item included for calculating the efficiency ratio.
(2)	Item included for calculating the financial margin.

Other operating expenses reached Ps.5,982 million, decreasing Ps.1,101 million (16%) from the Ps.7,083 million recorded in the third quarter of the 2019 fiscal year. This reduction was primarily a consequence of lower other financial expenses, for Ps.823 million (101%).

11

The income tax charge for the Quarter was Ps.4,552 million, Ps.1,612 million higher than the figure recorded in the third quarter of the 2019 fiscal year. It is worth noting that, beginning in the second half of 2019, the tax inflation adjustment established by applicable income tax laws began to be applied.

Other comprehensive losses for the Quarter amounted to Ps.626 million, as compared to a Ps.641 million loss recorded in the same period of the 2019 fiscal year.

SELECTED FINANCIAL INFORMATION

Balance Sheet		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q20	vs 3Q19
Assets
Cash and due from banks	140,810	134,476	149,661	5	(6)
Debt securities	182,083	167,831	78,868	8	131
Net loans and other financing	398,419	408,654	408,227	(3)	(2)
Other financial assets	88,845	122,590	161,922	(28)	(45)
Equity investments in subsidiaries, associates and joint businesses	396	480	439	(18)	(10)
Property, bank premises, equipment	34,824	35,002	35,885	(1)	(3)
Intangible assets	11,445	11,400	9,521	-	20
Other assets	5,566	6,492	4,794	(14)	16
Assets available for sale	51	51	223	-	(77)
Total assets	862,439	886,976	849,540	(3)	2
Liabilities
Deposits	616,451	638,839	522,998	(4)	18
Financing from financial entities	9,388	11,551	36,901	(19)	(75)
Other financial liabilities	37,647	39,062	98,176	(4)	(62)
Notes	9,388	9,454	19,814	(1)	(53)
Subordinated notes	19,199	19,636	19,940	(2)	(4)
Other liabilities	38,784	40,702	37,778	(5)	3
Total liabilities	730,857	759,244	735,607	(4)	(1)
Shareholders’ equity	131,582	127,732	113,933	3	15
Foreign currency assets and liabilities
Assets	189,851	190,231	309,774	-	(39)
Liabilities	192,192	197,507	296,772	(3)	(35)
Net forward purchases/(sales) of foreign currency (1)	(166)	(688)	(1,511)	(76)	(89)
Net global position in foreign currency	(2,507)	(7,964)	11,491	69	(122)
(1)	Recorded off-balance sheet.

12

LEVEL OF ACTIVITY

Financing to the Private Sector(1)		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q20	vs 3Q19
In pesos	362,908	365,270	279,794	(1)	30
Loans	323,406	323,914	236,926	-	37
UVA-adjusted loans	27,705	30,108	34,028	(8)	(19)
Financial leases	628	726	1,342	(13)	(53)
Debt securities	3	88	439	(97)	(99)
Other financing(2)	11,166	10,434	7,059	7	58
In foreign currency	82,474	85,796	174,530	(4)	(53)
Loans	53,943	63,008	142,907	(14)	(62)
Financial leases	1,358	1,560	2,200	(13)	(38)
Debt securities	20	115	2,194	(83)	(99)
Other financing(2)	27,153	21,113	27,229	29	-
Total financing to the private sector	445,382	451,066	454,324	(1)	(2)
(1)	Includes IFRS adjustment.
(2)	Includes certain off-balance sheet accounts related to guarantees granted.

As of September 30, 2020, total financing to the private sector reached Ps.445,382 million, 2% lower than the figure recorded from the prior fiscal year and primarily as a consequence of an Ps.88,964 million (62%) decrease in dollar-denominated loans, which was offset by an Ps.86,480 million (37%) increase in peso-denominated loans.

Market Share(1)		2020	2019	Variation (bp)
Percentages, except otherwise noted	3Q	2Q	3Q	vs 2Q20	vs 3Q19
Total loans	12.68	12.78	11.49	(10)	119
Loans to the private sector	12.72	12.92	11.41	(20)	131

(1) According to the daily information on loans published by the Argentine Central Bank. Only principal as of the last day of each quarter.

The Bank’s market share of loans to the private sector as of September 30, 2020, was 12.72%, increasing 131 bp from September 30, 2019.

13

Breakdown of loans and other financing		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q20	vs 3Q19
Financial entities	11,318	11,206	14,528	1	(22)
Loans	11,318	11,196	14,527	1	(22)
Other financing	-	10	1	(100)	(100)
Non-financial private sector and residents abroad	406,933	414,799	410,205	(2)	(1)
Loans	393,736	405,834	399,334	(3)	(1)
Overdrafts	18,978	29,546	32,401	(36)	(41)
Promissory notes	137,636	140,389	90,297	(2)	52
Mortgage loans	15,832	17,093	20,183	(7)	(22)
Pledge loans	9,965	7,286	4,286	37	133
Personal loans	31,583	32,064	35,468	(2)	(11)
Credit-card loans	122,574	114,991	107,812	7	14
Pre-financing and financing of exports	31,001	38,490	91,377	(19)	(66)
Other Loans	9,651	9,073	3,975	6	143
Accrued interest, adjustments and foreign currency quotation differences receivable	18,357	18,891	15,296	(3)	20
Documented interest	(1,841)	(1,989)	(1,761)	(7)	5
Financial leases	1,986	2,286	3,541	(13)	(44)
Other financing	11,211	6,679	-	68	-
Non-financial public sector	1	-	-	-	-
Total loans and other financing	418,252	426,005	424,733	(2)	(2)
Allowances	(19,833)	(17,351)	(16,506)	14	20
Loans	(19,564)	(17,126)	(16,433)	14	19
Financial leases	(39)	(67)	(49)	(42)	(20)
Other financing	(230)	(158)	(24)	46	858
Net loans and other financing	398,419	408,654	408,227	(3)	(2)

As of September 30, 2020, net loans and other financing after provisions amounted to Ps.398,419 million, decreasing 2% from September 30, 2019 primarily due to a 66% decrease in pre-financing and financing of exports, which was offset by a 52% increase of promissory notes.

Loans by Type of Borrower		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q20	vs 3Q19
Large corporations	85,653	104,230	127,611	(18)	(33)
Corporations	41,550	44,261	36,110	(6)	15
SMEs	27,682	27,876	20,298	(1)	36
Agribusiness	97,778	89,400	63,665	9	54
Individuals	149,438	146,969	153,323	2	(3)
Financial sector	11,318	11,196	14,527	1	(22)
Residents abroad	1,873	1,523	4,014	23	(53)
Other	737	761	693	(3)	6
IFRS adjustment	(10,974)	(9,186)	(6,380)	19	72
Total loans	405,055	417,030	413,861	(3)	(2)
Allowances	(19,564)	(17,126)	(16,433)	14	19
Net total loans	385,491	399,904	397,428	(4)	(3)

14

Loans by Sector of Activity		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q20	vs 3Q19
Financial sector	11,318	11,196	14,527	1	(22)
Residents abroad	1,873	1,523	4,014	23	(53)
Services	43,259	48,198	35,970	(10)	20
Agriculture and livestock	90,885	83,207	55,739	9	63
Consumer	147,261	146,973	153,342	-	(4)
Retail and wholesale trade	34,436	39,657	33,075	(13)	4
Construction	4,793	4,866	5,959	(2)	(20)
Manufacturing industry	54,387	62,813	81,598	(13)	(33)
Other	27,817	27,784	36,017	-	(23)
IFRS adjustment	(10,974)	(9,187)	(6,380)	19	72
Total loans	405,055	417,030	413,861	(3)	(2)
Allowances	(19,564)	(17,126)	(16,433)	14	19
Net total loans	385,491	399,904	397,428	(4)	(3)

In the last twelve months, loans to the private sector increased, primarily in those granted to the agribusiness segment (Ps.34,113 million or 54%) and to SMEs (Ps.7,384 million or 36%). By sector of activity, higher levels of growth were recorded in the agriculture and livestock sector (Ps.35,146 million or 63%) and in services (Ps.7,289 million or 20%), while loans granted to the manufacturing industry decreased Ps.27,211 million (33%).

Net Exposure to the Argentine Public Sector(1)		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q20	vs 3Q19
Government securities net position	209,355	194,180	99,547	8	110
Leliq	148,958	145,341	62,516	2	138
Botes	18,679	17,396	14,971	7	25
Other	41,718	31,443	22,060	33	89
Other receivables resulting from financial brokerage	36,252	71,127	63,705	(49)	(43)
Repurchase agreement transactions - BCRA	36,222	71,088	63,653	(49)	(43)
Loans and other financing	1	10	1	(90)	-
Trust certificates of participation and securities	29	29	51	-	(43)
Total exposure to the public sector	245,607	265,307	163,252	(7)	50

(1) Excludes deposits with the Argentine Central Bank, which constitute one of the items by which the Bank complies with minimum cash requirements.

As of September 30, 2020, the Bank’s exposure to the public sector amounted to Ps.245,607 million, representing a 50% increase during the last twelve months. Excluding exposure to the Argentine Central Bank (with respect to Leliq and repurchase agreement transactions), net exposure to the public sector reached Ps.60,427 million (7% of total assets), while as of September 30, 2019, it amounted to Ps.37,083 million (4% of total assets).

15

Deposits		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q20	vs 3Q19
In pesos	470,212	490,093	309,176	(4)	52
Current accounts	92,915	110,636	76,219	(16)	22
Saving accounts	151,596	170,331	73,361	(11)	107
Time deposits	214,019	190,281	148,452	12	44
UVA-adjusted time deposits	4,204	11,334	751	(63)	460
Other	2,031	2,840	2,711	(28)	(25)
Interests and adjustments	5,447	4,671	7,682	17	(29)
In foreign currency	146,239	148,746	213,822	(2)	(32)
Saving accounts	108,347	114,201	180,438	(5)	(40)
Time deposits	33,766	30,435	31,921	11	6
Other	3,980	3,980	1,414	-	181
Interests and adjustments	146	130	49	12	198
Total deposits	616,451	638,839	522,998	(4)	18

As of September 30, 2020, the Bank’s deposits amounted to Ps.616,451 million, representing an 18% increase during the last twelve months. This was a consequence of the Ps.161,036 million (52%) growth in peso-denominated deposits, with saving accounts up Ps.78,235 million (107%) and time deposits up Ps.65,567 million (44%), and offset by a Ps.72,091 (40%) decrease in dollar-denominated saving accounts.

At the end of the Quarter, there were 6 million deposit accounts, 20% more than the figure recorded for the same period of the prior fiscal year.

Market Share(1)		2020	2019	Variation (%)
Percentages, except otherwise noted	3Q	2Q	3Q	vs 2Q20	vs 3Q19
Total deposits	8.38	8.87	8.42	(49)	(4)
Private sector deposits	10.13	10.44	10.13	(31)	-

(1) According to the daily information on loans published by the Argentine Central Bank. Balances as of the last day of each quarter.

As of September 30, 2020, the Bank’s estimated market share of private sector deposits in the Argentine financial system was 10.13%, approximately equivalent to the figure recorded for the same period of the prior fiscal year.

Financial Liabilities		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q20	vs 3Q19
Financial entities	9,388	11,551	36,901	(19)	(75)
Financing from credit-card purchases	14,560	16,235	18,393	(10)	(21)
Notes	9,388	9,454	19,814	(1)	(53)
Subordinated notes	19,199	19,636	19,940	(2)	(4)
Creditors from purchases of foreign currency	358	1,395	52,797	(74)	(99)
Collections on account of third parties	12,205	8,354	14,209	46	(14)
Other financial liabilities	10,524	13,078	12,777	(20)	(18)
Total financial liabilities	75,622	79,703	174,831	(5)	(57)

Financial liabilities at the end of the Quarter amounted to Ps.75,622 million, Ps.99,210 million (57%) lower than the Ps.174,831 million recorded for the same period of the prior fiscal year. This decline was mainly due to decreases of Ps.52,439 million (99%) in creditors from purchases of foreign currency, and of Ps.27,513 million (75%) in financial liabilities with financial entities.

16

ASSET QUALITY

Financing Portfolio Quality		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q20	vs 3Q19
	3T	2T	3T	Trimestral	Annual
Non-accrual portfolio(1)	9,792	11,444	16,897	(14)	(42)
With preferred guarantees	1,236	2,184	1,637	(43)	(24)
With other guarantees	1,402	1,369	1,470	2	(5)
Without guarantees	7,154	7,891	13,790	(9)	(48)
Total Allowances for loan losses(2)	29,525	27,467	22,478	7	31
Relevant ratios (%)				Variation ( bp)
Non-accrual portfolio to private sector financing	2.20	2.54	3.72	(34)	(152)
Total allowances for loan losses to private sector financing	6.63	6.09	4.95	54	168
Total allowances for loan losses to non-accrual portfolio	301.52	240.02	133.03	6,150	16,849
Non-accrual portfolio with guarantees to non-accrual portfolio	26.94	31.05	18.39	(411)	855
Cost of Risk(3)	4.92	10.58	6.51	(566)	(159)

(1) The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk and Uncollectible.

(2) Includes allowances on unused balances of credit cards and overdrafts in current accounts.

(3) Includes provisions charged to income on unused balances of credit cards and overdrafts in current accounts. Annualized.

The non-accrual portfolio (which includes certain items of other financial assets and guarantees granted) amounted to Ps.9,792 million as of September 30, 2020, representing 2.20% of private-sector financing and a 152 bp decrease as compared to the 3.72% recorded in the same quarter of the 2019 fiscal year. This decrease was mainly due to the flexibilization of the parameters in respect of the classification of debtors established by the Argentine Central Bank.

Considering the provisions on unused balances of credit cards and overdrafts, the Bank’s coverage of the non-accrual portfolio with total allowances for loan losses reached 301.52%, as compared to 133.03% from the same period of the prior fiscal year.

Loan Portfolio Quality		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q20	vs 3Q19
	3T	2T	3T	Trimestral	Annual
Non-accrual loans(1)	9,989	11,232	16,427	(11)	(39)
With preferred guarantees	1,203	2,172	1,387	(45)	(13)
With other guarantees	1,373	1,333	1,448	3	(5)
Without guarantees	7,413	7,727	13,592	(4)	(45)
Allowance for loan losses	19,564	17,126	16,433	14	19
Relevant ratios (%)				Variation ( bp)
Non-accrual loans to private-sector loans	2.47	2.69	3.97	(22)	(150)
Allowance for loan losses to private-sector loans	4.83	4.11	3.97	72	86
Allowance for loan losses to non-accrual loans	195.86	152.48	100.04	4,338	9,582
Non-accrual loans with guarantees to non-accrual loans	25.79	31.21	17.26	(542)	853
Cost of risk(2)	5.57	4.65	11.21	92	(564)

(1) The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk and Uncollectible.

(2) Annualized.

The Bank’s non-accrual loan portfolio amounted to Ps.9,989 million as of September 30, 2020, representing 2.47% of total loans to the private sector, decreasing 150 bp from the 3.97% ratio recorded from the same period of the prior fiscal year. This result was mainly due to the flexibilization of applicable debtor classification regulations.

17

The coverage of the non-accrual loan portfolio with allowances for loan losses reached 195.86% as of the end of the Quarter, as compared to 100.04% from the same period of the prior fiscal year.

Analysis of Loan Loss Experience		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q20	vs 3Q19
Allowance for loan losses at the beginning of the Quarter
Changes in the allowance for loan losses	17,126	16,902	13,959	1	23
Provisions charged to income
Provisions charged to income	4,795	4,319	6,294	11	(24)
Charge offs	(685)	(2,995)	(1,718)	(77)	(60)
Other	-	-	(120)	-	(100)
Effect of inflation	(1,672)	(1,100)	(1,982)	52	(16)
Allowance for loan losses at the end of the Quarter	19,564	17,126	16,433	14	19
Charge to the income statement
Provisions charged to income(1)	(4,795)	(4,319)	(6,294)	11	(24)
Direct charge offs(1)	(188)	(189)	(161)	(1)	17
Bad debts recovered	143	132	97	8	47
Net charge to the income statement	(4,840)	(4,376)	(6,358)	11	(24)

(1) Item included for calculating the cost of risk.

During the Quarter, Ps.685 million were charged off against the allowance for loan losses and direct charges to the income statement in the amount of Ps.188 million were made.

CAPITALIZATION AND LIQUIDITY

The minimum capital requirement and the corresponding integration are presented below. Balances are disclosed in accordance with applicable regulations in force as of each period referenced.

Regulatory Capital		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q20	vs 3Q19
Minimum capital required (A)	49,973	53,284	36,905	(6)	35
Allocated to credit risk	38,025	42,457	28,809	(10)	32
Allocated to market risk	973	1,054	1,392	(8)	(30)
Allocated to operational risk	10,975	9,773	6,704	12	64
Computable capital (B)	141,035	127,403	73,457	11	92
Tier I	116,222	103,348	54,718	12	112
Tier II	24,813	24,055	18,739	3	32
Excess over required capital (B) (A)	91,062	74,119	36,552	23	149
Risk weighted assets	610,815	650,594	449,140	(6)	36
				Variation (bp)
Total capital ratio (%)	23.09	19.58	16.36	351	673
Tier I capital ratio (%)	19.03	15.89	12.18	314	685

As of September 30, 2020, the Bank’s computable capital amounted to Ps.141,035 million, Ps.91,062 million (182%) higher than the Ps.49,973 million minimum capital requirement. As of September 30, 2019, this excess amounted to Ps.36,552 million (99%).

18

The minimum capital requirement increased Ps.13,068 million as compared to September 30, 2019, mainly due to the expansion of regulatory requirements on risk weighted assets. Computable capital increased Ps.67,578 million during the same period, primarily as a consequence of a Ps.61,504 million increase in Tier I capital, which was due to an increase resulting from the accounting for shareholders’ equity that resulted from inflation adjustments recorded on non-monetary assets. The Tier II capital increased Ps.6,074 million as a consequence of the effect of the evolution of the foreign exchange rate on subordinated debt. The total capital ratio was 23.09%, increasing 673 bp during the last twelve months.

Liquidity		2020	2019	Variation (%)
Percentages, except otherwise noted	3Q	2Q	3Q	vs 2Q20	vs 3Q19
Cash and due from banks	140,810	134,476	149,661	5	(6)
Government securities	91,666	115,868	27,649	21	232
Call-money	4,993	1,570	2,302	218	117
Overnight placements in correspondent banks	1,871	1,519	4,000	23	(53)
Net repurchase agreement transactions	36,241	71,105	63,653	(49)	(43)
Escrow accounts	9,412	8,922	9,401	5	-
Other financial assets	83	215	10	(61)	730
Total liquid assets	285,076	333,675	256,676	(15)	11
Liquidity ratios				Variation ( bp)
Liquid assets as a percentage of transactional deposits	80.79	84.44	77.78	(365)	301
Liquid assets as a percentage of total deposits	46.24	52.23	49.08	(599)	(284)

As of September 30, 2020, the Bank’s liquid assets represented 80.79% of the Bank’s transactional deposits and 46.24% of its total deposits, as compared to 77.78% and 49.08%, respectively, as of September 30, 2019.

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TARJETAS REGIONALES

INFORMATION DISCLOSURE

The data shown in the following tables correspond to Tarjetas Regionales, consolidated line by line with its subsidiaries.

RESULTS FOR THE QUARTER

Income Statement		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q20	vs 3Q19
Net interest income	3,274	3,191	2,506	3	31
Net fee income	3,672	3,477	4,284	6	(14)
Net results from financial instruments	446	437	895	2	(50)
Gold and foreign currency quotation differences	13	-	70	-	(81)
Other operating income	741	761	1,127	(3)	(34)
Loan loss provisions	(519)	(1,050)	(1,866)	(51)	(72)
Net operating income	7,627	6,816	7,016	12	9
Personnel expenses	(1,736)	(1,685)	(1,688)	3	3
Administrative expenses	(2,111)	(1,951)	(1,875)	8	13
Depreciations and devaluations of assets	(416)	(388)	(342)	7	22
Other operating expenses	(1,513)	(1,815)	(1,169)	(17)	29
Operating income	1,851	977	1,942	89	(5)
Results from the net monetary position	(1,155)	(815)	(1,919)	42	(40)
Income tax	(341)	(138)	(272)	147	25
Net income	355	24	(249)	1,379	243

Profitability and Efficiency		2020	2019	Variation (bp)
Percentages, except otherwise noted	3Q	2Q	3Q	vs 2Q20	vs 3Q19
Return(1) on average assets	1.93	0.14	(1.21)	179	314
Return(1) on average shareholders’ equity	6.46	0.45	(4.99)	601	1,145
Financial margin(1)(2)	19.87	18.38	13.04	149	683
Efficiency ratio (3)	76.40	71.05	73.29	535	311
(1)	Annualized.
(2)

Net interest income plus net result from financial instruments plus foreign currency quotation differences plus certain items included in other operating income and expenses, divided by average interest-earning assets.

(3)

Personnel expenses plus administrative expenses plus depreciation and devaluations of assets, divided by net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income, plus the result from the net monetary position.

During the Quarter, Tarjetas Regionales recorded a Ps.355 million net income, Ps.604 million higher than the figure recorded in the same quarter of the 2019 fiscal year. This profit represented a 1.93% annualized return on average assets and a 6.46% return on average shareholders’ equity, as compared to (1.21)% and (4.99)%, respectively, recorded from the third quarter of the 2019 fiscal year.

Net operating income amounted to Ps.7,627 million, increasing 9% from the third quarter of the 2019 fiscal year as a consequence of a higher net interest income (31%) and lower loan loss provisions (72%).

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SELECTED FINANCIAL INFORMATION

Balance Sheet		2020	2019	Variation (bp)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q20	vs 3Q19
Assets
Cash and due from banks	1,438	1,741	4,823	(17)	(70)
Debt securities	522	-	-	-	-
Net loans and other financing	59,432	50,552	54,583	18	9
Other financial assets	4,793	4,886	7,284	(2)	(34)
Property, bank premises, equipment	4,185	4,339	4,234	(4)	(1)
Intangible assets	1,538	1,689	1,361	(9)	13
Other non-financial assets	4,049	3,841	3,530	5	15
Total assets	75,957	67,048	75,815	13	-
Liabilities
Financing from financial entities	517	510	410	1	26
Other financial liabilities	39,122	32,127	33,389	22	17
Notes	8,773	8,047	17,796	9	(51)
Other non-financial liabilities	5,513	4,863	4,465	13	23
Total liabilities	53,925	45,547	56,060	18	(4)
Shareholders’ equity	22,032	21,501	19,755	2	12

ASSET QUALITY

Loan Portfolio Quality		2020	2019	Variation (%)
Percentages, except otherwise noted	3Q	2Q	3Q	vs 2Q20	vs 3Q19
Non-accrual loans(1)	4,166	5,639	8,749	(26)	(52)
Allowances for loan losses	7,272	8,424	10,403	(14)	(30)
Total allowances for loan losses(2)	8,122	9,203	11,072	(12)	(27)
Ratios (%)				Variation (bp)
Non-accrual loans to loans to the private sector	6.27	9.63	13.47	(336)	(720)
Allowance for loan losses to loans to the private sector	10.94	14.38	16.02	(344)	(508)
Allowance for loan losses to non-accrual loans	174.56	149.39	118.91	2,517	5,565
Cost of risk(3)	3.29	6.43	15.66	(314)	(1,237)
Total allowance for loan losses(2) to loans to the private sector	12.22	15.71	17.05	(349)	(483)
Total allowance for loan losses(2) to non-accrual loans	194.96	163.21	126.55	3,175	6,841
Cost of Risk(4)	3.74	8.52	14.40	(478)	(1,066)
(1)

The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk and Uncollectible.

(2)	Includes allowances on unused credit card balances.
(3)	Annualized.
(4)	Includes allowances on unused credit card balances. Annualized.

As of September 30, 2020, taking into consideration the provisions for unused credit card balances, the coverage ratio amounted to 194.96%, as compared to the 126.55% figure recorded on the same date of the previous fiscal year.

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Analysis of Loan Loss Experience		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q20	vs 3Q19
Allowances for loan losses
At the beginning of the Quarter	8,424	8,587	10,431	(2)	(19)
Changes in the allowance for loan losses
Provisions charged to income	391	929	1,833	(58)	(79)
Reversals of allowances for loan losses	(518)	(119)	(427)	335	21
Charge offs(1)	(453)	(730)	(278)	(38)	63
Effect of inflation	(572)	(243)	(1,156)	135	(51)
Allowance for loan losses at the end of the Quarter	7,272	8,424	10,403	(14)	(30)
Charge to the income statement
Provisions charged to income(2)	(391)	(929)	(1,833)	(58)	(79)
Direct charge offs(2)	(128)	(121)	(269)	6	(52)
Bad debt recovered	103	42	58	145	78
Net charge to the income statement	(416)	(1,008)	(2,044)	(59)	(80)
(1)	Item included for calculating the cost of risk.

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GALICIA ADMINISTRADORA DE FONDOS

RESULTS FOR THE QUARTER

Income Statement		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q20	vs 3Q19
Net interest income	1	6	-	(83)	N/A
Net results from financial instruments	42	22	28	91	50
Gold and foreign currency quotation differences	8	8	21	-	(62)
Other operating income	648	544	187	19	247
Net operating income	699	580	236	21	196
Personnel and administrative expenses	(93)	(76)	(55)	22	69
Other operating expenses	(38)	(31)	(14)	23	171
Operating income	568	473	167	20	240
Results from the net monetary position	(47)	(15)	(44)	213	7
Income tax	(177)	(139)	(52)	27	240
Net income	344	319	71	8	385

ASSETS UNDER MANAGEMENT

Mutual Fund	Assets Under Management as of:			Variation (%)
In millions of pesos, except otherwise noted	3Q20	2Q20	3Q19	vs 2Q20	vs 3Q19
Fima Premium	137,649	131,897	77,744	4	77
Fima Ahorro Pesos	9,491	6,769	3,120	40	204
Fima Ahorro Plus	13,925	10,593	3,196	31	336
Fima Capital Plus	11,623	8,342	141	39	8,143
Fima Renta en Pesos	1,577	646	171	144	822
Fima Renta Plus	1,231	772	100	59	1,131
Fima Abierto Pymes	669	675	682	(1)	(2)
Fima Acciones	594	537	402	11	48
Fima PB Acciones	686	698	738	(2)	(7)
Fima Mix I	1,498	511	5	193	29,860
Fima Renta Dolares I	1,737	1,801	2,951	(4)	(41)
Fima Renta Dolares II	494	533	900	(7)	(45)
Fima Renta Acciones Latinoamerica	50	58	223	(14)	(78)
Fima Renta Fija Internacional	1,462	1,544	4,200	(5)	(65)
Total Assets Under Management	182,686	165,376	94,573	10	93

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SELECTED FINANCIAL INFORMATION

Balance Sheet		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q20	vs 3Q19
Assets
Cash and due from banks	283	314	93	(10)	204
Loans and other financing	-	209	-	(100)	N/A
Other financial assets	902	160	380	464	137
Other non-financial assets	2	18	15	(89)	(87)
Total assets	1,187	701	488	69	143
Liabilities
Other non-financial liabilities	321	179	14	79	2,193
Total liabilities	321	179	14	79	2,193
Shareholders’ equity	866	522	474	66	83

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SUDAMERICANA HOLDING

INFORMATION DISCLOSURE

The data shown in the tables of this report and the consolidated financial statements correspond to Sudamericana Holding, consolidated line by line with the subsidiaries under its control.

RESULTS FOR THE QUARTER

Income Statement		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q20	vs 3Q19
Earned premium	1,805	1,752	1,670	3	8
Incurred claims	(254)	(167)	(258)	52	(2)
Withdrawals	(6)	(3)	(9)	100	(33)
Life annuities	(4)	(3)	(3)	33	33
Acquisition and general expenses	(700)	(678)	(865)	3	(19)
Other income and expenses	-	(16)	(2)	(100)	(100)
Underwriting income	841	885	533	(5)	58
Net interest income	140	159	362	(12)	(61)
Net results from financial instruments	(3)	(2)	1	(50)	(400)
Gold and foreign currency quotation differences	(1)	(20)	(5)	95	80
Other operating income	141	113	88	25	60
Net operating income	1,118	1,135	979	(1)	14
Personnel expenses	(247)	(250)	(242)	(1)	2
Administrative expenses	(167)	(130)	(157)	28	6
Depreciations and devaluations of assets	(59)	(58)	(57)	2	4
Operating income	645	697	523	(7)	23
Results from the net monetary position	(181)	(139)	(301)	30	(40)
Income tax	(152)	(110)	(153)	38	(1)
Net income	312	448	69	(30)	352
Other comprehensive income	12	43	(59)	(72)	120
Total comprehensive income	324	491	10	(34)	3,140

Profitability		2020	2019	Variation ( bp)
Percentages, except otherwise noted	3Q	2Q	3Q	vs 2Q20	vs 3Q19
Return on average assets(1)	20.26	30.95	4.27	(1,069)	1,599
Return on average shareholders’ equity(1)	38.65	59.57	8.92	(2,092)	2,973
Efficiency ratio (2)	71.73	66.66	85.81	507	(1,408)
Combined ratio(3)	79.50	74.35	95.47	515	(1,597)
(1)	Annualized.
(2)

Acquisition and general expenses, plus personnel expenses, plus administrative expenses, plus depreciations and devaluations of assets, divided by earned premiums, plus incurred claims, plus withdrawals, plus life annuities, plus acquisition and general expenses, plus other income and expenses, plus net interest income, plus net results from financial instruments, plus gold and foreign currency quotation differences, plus some items included in other operating income, plus the net result from the monetary position.

(3)

Acquisition and general expenses, plus personnel expenses, plus administrative expenses, plus depreciations and devaluations of assets, plus incurred claims, plus other income and expenses, divided by earned premiums, plus withdrawals, plus life annuities.

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SELECTED FINANCIAL INFORMATION

Balance Sheet		2020	2019	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q20	vs 3Q19
Assets
Cash and due from banks	264	95	103	178	156
Debt securities	-	-	37	-	(100)
Net loans and other financing	500	1,224	419	(59)	19
Other financial assets	2,107	2,320	2,939	(9)	(28)
Property, bank premises, equipment	537	546	571	(2)	(6)
Intangible assets	90	121	167	(26)	(46)
Assets for insurance contracts	1,548	1,469	1,635	5	(5)
Other non-financial assets	710	719	339	(1)	109
Total assets	5,756	6,494	6,210	(11)	(7)
Liabilities
Financial entities	-	-	40	-	(100)
Liabilities for insurance contracts	1,781	1,739	1,829	2	(3)
Other non-financial liabilities	1,675	1,489	1,361	12	23
Total liabilities	3,456	3,228	3,230	7	7
Shareholders’ equity	2,300	3,266	2,980	(30)	(23)

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RELEVANT INFORMATION

TARJETAS REGIONALES

At an Extraordinary Shareholders’ Meeting of GFG held on November 10, 2020, the shareholders of GFG approved a preliminary spin off-merger agreement between Grupo Financiero Galicia and certain companies that collectively own 17% of the shares of Tarjetas Regionales.

NOTES

On November 20, 2020, Banco Galicia issued its Class VIII Notes for Ps.1,589 million, having a term of 9 months, at a Badlar rate + 2.5%.

COVID-19

During the Quarter, Grupo Financiero Galicia and its subsidiaries have continued and adapted their operations under the challenging circumstances resulting from the spread of Coronavirus (COVID-19). This pandemic has generated various consequences impacting businesses and economic activities globally. As of mid-March, when the virus began to spread in Argentina, the Argentine National Government implemented a series of measures designed to reduce contagion and provide for preventive and mandatory social isolation or distancing (with variations of such restrictions dependent on the region of the country). As of the date of this report, commercial activities are gradually being normalized in compliance with applicable protocols established by the Argentine government.

Additionally, the Argentine Central Bank and other regulatory agencies have established certain additional regulations with objectives linked to providing assistance to sectors whose activity was affected by the pandemic and to the health care of the community in general.

The final scope of the COVID-19 pandemic and its impact on the global and Argentine economy are still unknown. Although, as of the date of this report, Grupo Financiero Galicia and its subsidiaries have suffered limited impacts on their results due to the pandemic, the impact of a lower level of activity and a higher unemployment could be significant in the future.

The Board of Directors of GFG continues to analyze the situation as it evolves and is prepared to take all measures within its power to guarantee business continuity and to preserve the health and safety of GFG’s employees, customers and other stakeholders.

REGULATORY CHANGES

In connection with the foregoing, the Argentine Central Bank has established certain regulations and protocols, of which the following stand out: (i) attention to customers by prior request of an appointment; (ii) the suspension of the collection of ATM fees; (iii ) the suspension, until December 31, 2020, of dividend distributions; (iv) the extension of credit card maturities; (v) financing of unpaid credit card balances at certain maximum interest rates; (vi) postponement of maturities of unpaid loan balances; (vii) the granting of zero-rate financing to self-employed people; (viii) a credit line for SMEs’ productive investment; (ix) the granting of financing to companies for the payment of salaries; (x) a minimum interest rate on time deposits; (xi) the flexibilization of the parameters in respect of classification of debtors; and (xii) controls on the foreign exchange market.

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Additionally, to promote the granting of financing to sectors affected by the COVID-19 pandemic, the Argentine Central Bank has implemented certain reductions on reserve requirements.

PRODUCTIVE CREDIT LINE FOR SMES

Through Communiqué “A” 7140, the Argentine Central Bank established, effective as of October 16, 2020, a credit line to finance SMEs productive investments. The amount to be granted from October 16, 2020 until March 31, 2021, is equivalent to 7.5% of deposits to the non-financial private sector in pesos, calculated based on the monthly average of daily balances in September of 2020. The proceeds must be used to finance investment projects, working capital and in other special circumstances. The terms and maximum interest rates in connection with such financing were established depending on the ultimate use of the funds. At least 30% of the quota must be allocated to financing investment projects.

This report is a summary analysis of GFG’s financial condition and results of operations as of and for the periods indicated. For a correct interpretation, this report must be read in conjunction with GFG’s financial statements, as well as with all other material periodically filed with the Argentine National Securities Commission (www.cnv.gob.ar), the Buenos Aires Stock Exchange (www.bolsar.com), the Cordoba Stock Exchange (www.bolsacba.com.ar) and the Nasdaq (www.nasdaq.com). In addition, the Argentine Central Bank (www.bcra.gob.ar) may publish information related to Banco Galicia as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

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